Exhibit 99.(a)(5)(I)

E.ON AG Conference Call - Annual Results 2005

March 9, 2006

Presentation: Dr. Erhard Schipporeit Member of the Board of Management and CFO

Please check against delivery Thank you Mr. Bernotat.

Good afternoon ladies and gentlemen. Let me also wish you a warm welcome to our Annual Results 2005 conference call.

I will start today’s presentation with a brief review of last year’s key financial indicators. As you know, we already released some key preliminary figures when we announced our offer for Endesa on February 21st.

Sales grew by 21 percent due to growing sales volumes and to rising power and gas prices. Adjusted EBIT reached 7.3 billion Euros, 8 percent more than in 2004.

The healthy progress of our operational performance is due to wholesale price developments and to the continued implementation of the ‘on.top’ performance improvement plan.

With 7.4 billion Euros, net income reached a record high last year. The book gains on the disposals of Viterra and Ruhrgas Industries contributed significantly.

The strong performance of adjusted EBIT led to an increase of return on capital employed from 11.5 percent to 12.1 percent.

I would like to point out that we have slightly changed the way we compute the return on capital employed, both for 2004 and 2005. The fair value gains on other investments booked as other comprehensive income, especially those on Gazprom, are distorting the return on capital employed, as they do not reflect investments or changes to adjusted EBIT. We have therefore removed them from capital employed. You will find more details in the annual report.

The free cash flow improved significantly as the cash flow provided by operating activities grew faster than the fixed assets investments. As Mr. Bernotat already mentioned, free cash flow is again well above the ‘on.top’ target of 2.4 billion Euros.

Finally, our net financial position swung to a net cash position of 3.9 billion

Euros. This is to a large extent the result of the successful disposals of Viterra and Ruhrgas Industries.

During today’s presentation, I will discuss the following topics in more details:

• First, I will review last year’s earnings performance, and more specifically the operational performance of the market units.

• Next, I will comment on the cash provided by operating activities and on free cash flow generation.

• Third, I will discuss the development of our net financial position, as well as some financial implications of our offer for Endesa.

• And finally, I will conclude with the outlook for this year.

Let us start with last year’s earnings performance.

Group adjusted EBIT increased by 8 percent to 7.3 billion Euros. Compared to the outlook we provided in our nine-month results, adjusted EBIT for the group as a whole was in line with our expectations. In the fourth quarter however, the market unit Pan-European Gas performed better than expected, while the market unit UK was slightly below expectations.

I will now discuss in more detail the operational performance of each market unit.

Central Europe’s adjusted EBIT increased by 9 percent to 3.9 billion Euros. The business unit Central Europe West Power accounted for most of the progress. Rising wholesale power prices and additional performance improvement efforts contributed positively. However, these positive effects were partially offset by the higher cost of hard coal and the need to purchase carbon certificates.

The adjusted EBIT of the gas business of Central Europe West declined slightly. First-time consolidations and higher sales prices could not compensate for the pressure on supply volumes and for the rapid rise of gas procurement costs.

In the Central Europe East business unit, adjusted EBIT

grew only marginally. The acquisitions in Hungary, Bulgaria and Romania did not yet contribute materially to earnings, as expected.

In the Pan-European Gas market unit, adjusted EBIT came out at 1.5 billion Euros, up 14 percent year-on-year. The increase is mainly attributable to the fourth quarter.

Beside the continued strength of oil and gas prices, the upstream business benefited from the increase in September of our participation in the Njord field to 30 percent, and from higher production at existing fields. The acquisition of Caledonia Oil and Gas did not yet have much impact on earnings, as the transaction closed in November.

In the Midstream business, supply volumes were substantially better than in the prior year. As a result, we benefited from a positive volume effect which largely compensated for the delay in passing-through rising gas procurement costs.

The U.K. market unit achieved an adjusted EBIT of 963 million Euros, 5 percent lower than the prior year level.

The adjusted EBIT of the regulated business improved slightly, thanks to the contribution of Midlands Electricity for a full twelve months.

The non-regulated business achieved an adjusted EBIT of 661 million Euros, 35 million Euros more than in the prior year. Significant increases in commodity input costs, including carbon costs, were offset by higher retail prices and benefits from the integration of customer service activities relating to the former TXU business.

A cold spell during November and December led to higher-than-normal demand for natural gas, forcing us to purchase additional gas on the market during a period of very high prices. This is the main reason why fourth quarter adjusted EBIT was slightly below our expectations.

I would like to make a side comment with respect to the U.K. Over recent years, E.ON U.K. has been making considerable progress. In E.ON’s non-consolidated accounts, we had last year to reverse under German GAAP another 1.6 billion Euros from the write-down that we took on Powergen in 2002. As a result, the original 2.4 billion Euros write-down has now been completely reversed. However, this does not show up in the consolidated financial statements as reversals of write-downs are not allowed under U.S. GAAP.

As was already apparent in the nine-months results, the Nordic market unit achieved a strong performance in 2005. Adjusted EBIT went 15 percent up to 806 million Euros.

As during the first nine months of the year, this was primarily the result of an increase of hydro-electric output and of higher average achieved wholesale power prices.

At 365 million Euros, the adjusted EBIT of the U.S. Midwest market unit was 3 percent higher than in 2004, driven by the regulated activities.

Let me now discuss some of the other items in our profit and loss statement.

Net interest expenses declined by a substantial 354 million Euros thanks to the strengthening of our net financial position. However, adjusted net interest income remained broadly unchanged at minus one billion Euros as the 2004 figure included a one-off benefit of 270 million Euros related to nuclear provisions in Germany.

The other non-operating earnings of 440 million Euros breaks down as follows:

•    Over the full year, mark-to-market gains on the fair value of derivatives was 1.2 billion Euros, some 600 million Euros more than for the first nine-months. This is due to the strong increase of U.K. gas prices during the last months of 2005.

• During the fourth quarter, we had a 129 million Euro impairment charge on CHP assets in the U.K.

• In the third quarter, E.ON’s share in the impairment charge of Degussa’s fine chemicals division amounted to 347 millions Euros.

• And finally, we had 140 million Euros of charges due to the heavy storm in Sweden early last year.

As previously reported, the book gains on the disposals of Viterra and Ruhrgas Industries make up about 3 billion Euros. They are included in the income from discontinued operations.

All in all, the combination of a solid operational performance with some large non-recurring items allowed the group’s net income to achieve an all-time high of 7.4 billion Euros.

For the group as a whole, the cash provided by operating activities progressed by 761 million Euros to 6.6 billion Euros. This evolution is broadly in line with our operational performance. I will therefore only highlight some less obvious items.

• The cash flow from operating activities of the

     Central Europe market unit was negatively affected by an increase of contributions into a German pension fund. On the other hand, payments for the reprocessing of spent nuclear fuel were lower than in the previous year.

• In the Pan-European Gas market unit, the cash provided by operating activities benefited from shifts in the timing of VAT and other tax payments.

• As mentioned at the six-month results conference, the low level of cash provided by operating activities in the U.K. was due to a 629 million Euro payment into the pension fund.

• In the Nordic market unit, as I mentioned earlier, we

had to make payments to repair the storm damages.

• The Corporate Center benefited from the unwinding of some currency swaps.

As indicated in our last investment plan, fixed assets investments are accelerating as part of our organic growth plans. They reached 3 billion Euros last year, an increase of almost 400 million Euros year-on-year.

However, this increase was about half as much as that of the cash flow provided by operating activities. Free cash flow therefore improved markedly to 3.6 billion Euros.

This brings me to the development of our net financial position. Starting from a net debt position of 5.5 billion Euros, we closed the year with a net cash position of 3.9 billion Euros.

Much of this 9.4 billion Euro improvement was the result of the divestments of Viterra and Ruhrgas Industries, which contributed 7.5 billion Euros. Nevertheless, our 3.6 billion Euros of free cash flow more than covered the 1.3 billion Euros spent on acquisitions and the 1.8 billion Euros paid out as dividends. Of that last amount, 1.6 billion Euros went to E.ON’s shareholders.

As we are speaking about our net debt position, I would like to comment in more detail on the financing implications of our offer for Endesa.

As stated on February 21st, we will finance the acquisition of Endesa with new debt and with our liquid funds.

We are committed to maintaining a single A flat rating. We are confident that this rating can be achieved given the expected financial structure post completion.

Nevertheless, if necessary to support this rating, we are prepared to issue new equity equivalent instruments or new equity, up to a value of no more than 10% of total share capital. However, the refinancing strategy will depend on the final settlement amount, especially the acceptance level.

I would now like to conclude with the Outlook for 2006.

•     For Central Europe, we expect adjusted EBIT to be slightly above the prior-year level. We expect to offset the adverse effects of regulatory measures affecting the operations of our energy transmission and distribution systems by achieving operating improvements in other areas.

•     We expect Pan-European Gas’ adjusted EBIT to exceed the figure for 2005. The Up-and Midstream business will benefit from the integration of Caledonia Oil and Gas. The acquisition of the storage and trading operations of Hungary’s MOL will be the main factor in the development of the downstream business.

•     In the U.K., adjusted EBIT is expected to be significantly higher than the 2005 level. Key features include the full-year impact of increased retail prices and the increased value from E.ON UK’s generation fleet partially offset by higher commodity costs.

•     We anticipate that Nordic’s adjusted EBIT will be below the 2005 figure due to higher taxes on installed nuclear and hydroelectric assets and by the absence of earnings streams from divested hydroelectric plants. These effects will be partially compensated by higher average electricity prices.

• Finally, for the U.S. Midwest market unit we expect adjusted EBIT.

figures to be on par with last year.

For the group as a whole, we expect adjusted EBIT to slightly surpass the high prior-year level. However, we will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on the successful disposals of Viterra and Ruhrgas Industries. We expect to meet our 3.4 billion Euros ‘on.top’ target for net income.

This concludes my comments. Thank you for your attention. We are now ready to answer your questions.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

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